Mail Stop 3561

January 9, 2009

Robert J. Sprowls
Executive Vice President
Golden State Water Company
630 E. Foothill Boulevard
San Dimas, CA 91773-1212

      Re: Golden State Water Company
             Registration Statement on Form S-3
             Filed December 12, 2008
             File No. 333-156112
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed March 14, 2008
             File No. 001-12008

Dear Mr. Sprowls:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Incorporation of Documents by Reference, page 19

1. Please revise to incorporate by reference your Form 8-K filed on February 6, 2008. See Item 12 of Form S-3. In addition, though we note that you have included a Form 8-K filed on May 23, 2008, it does not appear that you properly filed this Form 8-K on EDGAR under your reporting history. Please revise or advise.

Exhibits

Exhibit 5.01 Opinion of O'Melveny & Myers LLP

2. In the penultimate paragraph, please revise your opinion to delete the reference to "present" in your statement that "[t]he law covered by this opinion is limited to the present federal law of the United States and the State of California" or confirm that you will file an updated opinion when a takedown occurs.

Form 10-K for the fiscal year ended December 31, 2007

3. We note that on January 7, 2009 you responded to our letter dated December 22, 2008 on the above filing. We also note that you have filed an amended Form 10-Q for the period ending September 30, 2008, correcting the date of the chief financial officer's Section 302 certificate in response to comment two of our letter dated December 22, 2008. Please confirm that you will disclose the information you provide in response to comment one in future filings.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

> • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frances Lossing, Esq.
     Via facsimile (213) 430-6407